Exhibit 11.



Norwest Corporation and Subsidiaries
COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

In thousands, except per common share amounts            Quarter Ended
                                                            March 31,
                                                        1997        1996
PRIMARY:
 Weighted average number of common shares
  outstanding .....................................    372,788     357,392
 Net effect of assumed exercise of stock options
  based on treasury stock method using average
  market price ....................................      5,140       3,444
                                                       377,928     360,836

Net income ........................................   $321,861     271,382
 Less dividends accrued on preferred stock ........      4,441       4,441
 Net income, as adjusted ..........................   $317,420     266,941

 Net income per common share ......................   $   0.84        0.74

FULLY DILUTED:
 Weighted average number of common shares
  outstanding .....................................    372,788     357,392
 Net effect of assumed exercise of stock options
  based on treasury stock method using average
  market price or period-end market price,
  whichever is higher .............................      5,140       3,832
 Assumed conversion of 6 3/4% convertible
  subordinated debentures due 2003 ................         17          18
                                                       377,945     361,243

Net income ........................................   $321,861     271,382
 Less dividends accrued on preferred stock ........      4,441       4,441
 Add 6 3/4% convertible subordinated debentures
  interest and amortization of debt expense,
  net of income tax effect ........................          1           1
 Net income, as adjusted ..........................   $317,421     266,942

 Net income per common share.......................   $   0.84        0.74




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